UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      	September 27, 2007

Edward Dayoob
Chief Executive Officer
BTHC VII, Inc.
125 South Wacker Dr. Ste. 2600
Chicago, Illinois  60606

      Re:	BTHC VII, Inc.
      Form S-1
   File No. 333-145863
		Filed August 31, 2007

Dear Mr. Dayoob:

      We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in response
to these comments.  If    you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Given proposed sales by your controlling shareholders, who received their securities as part of the company`s formation transaction, and the size of the transaction being registered, advise the staff of the company`s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Please refer to Telephone Interpretation 29 of the Rule 415 Telephone Interpretations
(July 1997).  We may have further comment.

2. Please revise to update for the change of name, increase in authorized shares, expiration of the non-prosecution agreement, and other developments. We note, for example, the statement on page three that you "will amend" your articles of incorporation.

Cover Page

3. Please revise to disclose the market for your securities.  See
Item 501(b)(4) of Regulation S-K.

Summary, page 1

4. Please revise to avoid the use of defined terms, such as "PWJ Funding," "PWJ Lending," "PWJ Entities," "NYSE," "WJ Holding," "Acquisition Corp.", "Ballantrae," "Common Stock," "Advisory Agreement," "Reorganization Plan," "Purchasers," "Warrants," "Registration Statement," "Shares," "Prentice Holtzman Shares," "Securities Act," and "Exchange Act." Please revise the summary and risk factors to present information in a clear, concise, and understandable fashion without unnecessary use of defined terms. Similarly, please revise these sections to avoid embedded lists, such as on pages three, 13, 14, and 15. See Rule 421 of Regulation C.

5. Please revise the introduction to briefly summarize the principal parties, including Prentice, Holtzman, Whitehall, and the shell company. And clarify, if true, that Prentice and Holtzman became controlling shareholders of Whitehall in February 2006, oversaw Whitehall`s delisting from the NYSE and deregistration in June 2006, and merged with a public shell company in July 2007.

6. In this regard, your revised disclosure throughout the document should clearly identify the parties and explain the substance of the underlying entities, transactions and control persons. For example, the references in the fourth paragraph on page 79 to "our Common Stock" and "shares of Whitehall common stock" are confusing because you do not explain the difference between you and Whitehall.

7. Please disclose whether sales of common stock under the registration statement may result in a change of control.







Risk Factors, page 8

We depend on our major suppliers..., page 10

8. Please revise to address your dependence on consignment sales and your dependence on favorable payment terms from suppliers in separate risk factors.

We may be required..., page 13

9. Please revise to identify the "certain holiday merchandise" and "certain additional events of default."

Forward-Looking Statements, page 17

10. Your registration statement appears to relate to a penny stock, which is ineligible to rely on Section 27A of the Securities Act and
Section 21E of the Exchange Act. Please delete references to these sections, or advise.

Selected Financial Information, page 20

11. Please revise the numbering of your footnotes to coincide with the actual references in the table.

Management`s Discussion and Analysis, page 22

12. Please revise "Overview" to briefly address your leveraged debt position and your consignment sales and private label and non-private label credit card sales, which appear to constitute a significant majority of your sales. Your revised disclosure should address the most important matters on which your executives focus in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. See
Section III of Release No. 33-8350.

13. Please revise "Recent Developments" on page 22 to clarify when you negotiated the non-binding letter of intent, and what the potential acquisition related to.

14. Please revise "Recent Developments" to provide a brief summary of the Prentice and Holtzman purchase of Whitehall, a public company, in
2006, the subsequent delisting and deregistration of that company, and the merger into a public shell company that has been renamed Whitehall. Disclose the approximate aggregate price that Prentice and Holtzman paid for Whitehall in the 2006 tender offer and merger.

Predecessor and Successor, page  24

15. We note that presentation of your combined results of operations for the most recent fiscal year is not appropriate below the level of gross margin because of the change in basis and resulting changes to your balance sheet. Revise your table and discussion accordingly. Conversely, you may present the pro forma results of operations for the most recent period and discuss changes in results from the prior period to the most recent period.

16. Please tell us why you have included the impairment of store related long lived assets as a reduction of gross margin. In this regard, ensure that your policies with respect to costs capitalized to inventory (e.g. in bound freight, purchasing and internal warehousing) are presented in the notes to your financial statements.

Liquidity and Capital Resources, page 32

17. Please describe how cash flows from discontinued operations are reflected in the cash flows statements, and, if material, quantify those cash flows. In addition, when discontinued operations are reflected in the current fiscal year, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company`s future liquidity and capital resources.

18. Currently your disclosure of the Senior Credit Agreement,
Second
Amendment to the Second Amended and Restated Term Loan Agreement, Bridge Loan Agreement, Senior Term Loan, Trade Notes Payables, and other original and amended sources of cash cover approximately eight pages of text describing details of agreements, changes to them and other developments. Please revise the beginning of this section to briefly summarize your primary sources of cash, the interest rates charged for them, and the amounts currently drawn down and available under them. Consider including a tabular presentation to clarify the text.

19. Please refer to the end of the third full paragraph on page 33 and the last paragraph on page 37. Please revise in one location to discuss liquidity on both a long-term (more than 12 months) and a short-term (less than 12 months) basis. Refer to Instruction 5 to
Item 303(a) of Regulation S-K.

Contractual Obligations, page 41

20. Please revise your tabular chart to include expected interest payments. If interest payments are based upon variable interest rates, please disclose your assumptions in the notes to the table.

Properties, page 55

21. Expand your disclosures to identify the states and major cities where your stores are located.

Executive Compensation, page 58

22. Please revise the reference to "comparable executive positions" in the last full paragraph on page 60 to identify the benchmarking, including the component companies.

23. Please revise the first full paragraph on page 60 to identify the policies used to determine the bonuses, clarifying whether or not the disclosed percentages are guaranteed.

24. Please revise the references to "certain goals" and "pre-established targets" on page 61 and where appropriate to identify and explain the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions.

Certain Relationships and Related Transactions, page 79

25. Please revise the descriptions of each relationship to clearly identify the related persons, the basis on which the persons are related, the approximate dollar value of the transaction, and the approximate dollar value of the amount of each related person`s interest in the transaction. As a non-exclusive example, we note the sentence "WJ Holding merged with and into Whitehall, with Whitehall surviving." See Item 404 of Regulation S-K.

26. Please disclose the amounts and terms associated with fees, costs and other transactions and relationships, whether they have been repaid or are due or accrued. See, for example, the first, second and fourth paragraphs on page 79.

Selling Stockholders, page 84

27. Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the securities to be offered for resale by PWJ Lending LLC and Holtzman Opportunity
Fund,
L.P.

28. Please revise to describe the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.
Describe also any continuing relationships with the selling shareholders.

29. In this regard, please briefly summarize the terms of the transaction(s) in which such stockholder acquired those securities.

30. Please disclose whether any of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers.
It appears that at least one selling shareholder, BTG Investments LLC, is an affiliate of a broker-dealer. With respect to any registered broker-dealer, disclose whether such shares were received as compensation for investment banking services. If the securities were not received as such compensation, specifically identify the selling shareholder as an underwriter in the Plan of Distribution.

31. With respect to any affiliates of registered broker-dealers, disclose, if true, that the securities to be resold were acquired in the ordinary course of business and that, at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the affiliates` purchases were not made consistent with these statements, then the prospectus must state that the selling shareholder is an underwriter.

Plan of Distribution, page 88

32. We note the statement in the last paragraph on page 89 that shares may not be sold in some states absent a registration, qualification, or exemption. Please identify on page 89 and in the forepart of the prospectus the jurisdictions where offers and sales may not occur.

Consolidated Financial Statements

33. Please amend your document to include the results of your second quarter ended August 4, 2007.

Notes to Consolidated Financial Statements, fiscal year end
January
31, 2007

Note 3. Basis of Presentation

34. We note you accounted for the 2006 Merger in accordance with SFAS
141. Please include a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Reference is made to paragraph 51(e)
of SFAS 141.






Note 4. Summary of Significant Accounting Policies, page F-10

Long Lived Assets, page F-11

35. We note that your policy disclosures with respect to depreciation and useful lives has not changed from previously filed financial statements for the successor notwithstanding the fact that you have assigned a new basis to your fixed assets. Please revise your disclosure to address the impact of the change in basis (i.e. the furniture and fixtures were recorded at fair value and are being amortized over their remaining useful lives which, in some instances, may be shorter than 5 years, if true).

Advertising and Marketing Expense, page F-11

36. We note you capitalize direct response advertising. Please explain the period over which you are amortizing the costs.

Note 7 Impairment of Long Lived Assets and Store Closures, page F-
17

37. We do not understand your presentation of impairment of long lived assets in a manner similar to an allowance in the table that is presented. It is our understanding that an impairment results in a new cost basis at the time the impairment is recognized. Please advise.

Note 8 - Discontinued Operations, page F-18

38. We note that you closed 77 stores during the periods presented.
Tell us how you determined that there was no continuing involvement with the stores by virtue of migration of business to the remaining stores that were located in close proximity to the closed stores.
See EITF 03-13.

39. We note that you include a subtotal for income (loss) from discontinued operations before write downs. Paragraph 43 of SFAS 144 does not provide for this subtotal. Please remove this line from your disclosure and present only the income or (loss) from discontinued operation before taxes and after taxes. We note that the amount of impairment related to discontinued operations is already disclosed in note 7 to your financial statements.

Note 10 - Goodwill and Intangible Assets, Net, page F-19

40. Please disclose when you perform your annual impairment test of goodwill.



Note 12. Accounts Payable, Trade Notes Payable, Other Accrued
Expenses and Other Long-term Liabilities, page F-20

41. We note from prior disclosure on page F-12 that as of October
1,
2006, the Company terminated its self-insurance policy and changed to a guaranteed cost policy. In-light-of the terminated policy please explain your accrual for losses on self-insurance as of January 31,
2007. If there are pending incidents which involve your self-insurance policy and you expect such incidents might continue and increase, please revise the notes to your financial statements to provide a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements.

Note 15. Common Stock, page F-25

42. We note as a result of the June 2006 Merger, the equity of the Predecessor was cancelled. Please explain what the 10 shares of common stock that remain outstanding as of January 31, 2007 represent.

Pro Forma Consolidating Statement of Operations for the year ended January 31, 2007, page F-54

43. Tell us why you have not included an adjustment to reflect a pro forma increase in amortization expense related to acquired intangible assets as a result of the change of basis in 2006.

Pro forma Condensed Consolidating Balance Sheet, page F-55

44. Revise to remove the pro forma balance sheet when you update your financial statements through the interim period.

Item 17. Undertakings, page II-7

45. It is unclear why you discuss a subscription period in the last paragraph on page II-7. Please revise to delete or advise.

Other

46. Please file the legal opinion with your next amendment or provide us with a draft. Note that we will require sufficient time to review your opinion and any other remaining exhibits before the registration statement is declared effective.



Form 10Q for the fiscal period ended August 4, 2007

Notes to Consolidated Financial Statements

Note 3. The Merger and 2007 Equity Transactions, page 7

47. We note in connection with the 2007 Equity Transactions you entered into a Registration Rights Agreement. Please explain the extent, if any, you have evaluated the guidance of EITF 00-19-2 and the probability that you may be required to make a contingent payment if the terms of the Registration Agreement are not upheld.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Scott Stringer, Staff Accountant, at (202) 551-3272 or Michael Moran, Accounting Branch Chief at (202) 551- 3841. Questions on other disclosure issues may be directed to James Lopez at (202) 551-
3536.

								Sincerely,



								H. Christopher Owings
      Assistant Director

cc:	Eleazer Klein
	Fax: (212) 593-5955

Edward Dayoob, Chief Executive Officer
BTHC VII, Inc.
September 27, 2007
Page 1